

February 2, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Mr. Pat Maloney
Bell, Boyd & Lloyd, LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Re: **Tier Technologies, Inc.**
       Revised Preliminary Proxy Statement filed on Schedule 14A filed January 28, 2009
       by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue
       and Michael R. Murphy
       File No. 1-33475

Dear Mr. Maloney:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 3. Please provide us with a brief legal analysis under the federal securities laws in support of the participants' conclusion that the proxies named on the proxy card may cumulate votes in their discretion. Alternatively, revise the proxy statement and form of proxy to expressly solicit security holder approval for the use of such discretion.

2.   We note your response to prior comment 11 and reissue the comment. While the proposal references actions which if taken are all related to the restoration of shareholder

rights, the proposal involves a vote for two possible action on two distinct matters. Please revise your proxy and proxy card accordingly. Refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions